                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. _________________)*



                             Cade Industries, Inc.
                                (Name of Issuer)

                   Common Stock, Par Value $0.001 per share
                         (Title of Class of Securities)

                                  127382 10 9
                                 (CUSIP Number)

                            Ms. Janet L. Hennessy
                       Advent International Corporation
                              101 Federal Street
                               Boston, MA 02110
                                (617) 951-9400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              November 30, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 20 Pages

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  2  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Advent International Corporation

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware


       NUMBER OF              7       SOLE VOTING POWER              1,935,258
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         1,935,258
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,935,258

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       9.0%

   14        TYPE OF REPORTING PERSON*

                       CO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  3  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Advent International Limited Partnership

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware


       NUMBER OF              7       SOLE VOTING POWER              979,509
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         979,509
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       979,509

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       4.6%

   14        TYPE OF REPORTING PERSON*

                       PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  4  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      International Network Fund Limited Partnership

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware


       NUMBER OF              7       SOLE VOTING POWER              833,191
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         833,191
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       833,191

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.9%

   14        TYPE OF REPORTING PERSON*

                       PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  5  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Adventact Limited Partnership

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware


       NUMBER OF              7       SOLE VOTING POWER              271,731
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         271,731
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       271,731

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.3%

   14        TYPE OF REPORTING PERSON*

                       PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  6  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Adhill Limited Partnership

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware


       NUMBER OF              7       SOLE VOTING POWER              218,977
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         218,977
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       218,977

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.0%

   14        TYPE OF REPORTING PERSON*

                       PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  7  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Adwest Limited Partnership

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware


       NUMBER OF              7       SOLE VOTING POWER              218,977
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         218,977
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       218,977

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.0%

   14        TYPE OF REPORTING PERSON*

                       PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  8  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Adval Limited Partnership

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware


       NUMBER OF              7       SOLE VOTING POWER              196,207
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         196,207
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       196,207

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.9%

   14        TYPE OF REPORTING PERSON*

                       PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  9  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Techno-Ventures Hong Kong Limited

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Hong Kong


       NUMBER OF              7       SOLE VOTING POWER              122,558
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         122,558
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       122,558

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.6%

   14        TYPE OF REPORTING PERSON*

                       CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  10  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      HKVIT Management Limited Partnership

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware


       NUMBER OF              7       SOLE VOTING POWER              122,558
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         122,558
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       122,558

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.6%

   14        TYPE OF REPORTING PERSON*

                       PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  11  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Hong Kong Venture Investment Trust

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Cayman Islands


       NUMBER OF              7       SOLE VOTING POWER              122,558
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER         122,558
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       122,558

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.6%

   14        TYPE OF REPORTING PERSON*

                       OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 127382 10 9                                    PAGE  12  OF  20  PAGES


   1          NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Advent International Technology Fund Limited Partnership

   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)/x/
                                                                          (b)/ /

   3          SEC USE ONLY


   4          SOURCE OF FUNDS*

                      OO

   5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          / /

   6          CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ontario, Canada


       NUMBER OF              7       SOLE VOTING POWER               73,617
       SHARES
       BENEFICIALLY           8       SHARED VOTING POWER
       OWNED BY
       EACH                   9       SOLE DISPOSITIVE POWER          73,617
       REPORTING
       PERSON                10       SHARED DISPOSITIVE POWER
       WITH

   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       73,617

   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /

   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       0.3%

   14        TYPE OF REPORTING PERSON*

                       PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 CUSIP No. 127382-10-9       Schedule 13D             Page 13 of 20


 Item 1.  Security and Issuer.

      This statement on Schedule 13D relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Common Stock, $0.001 par value (the "Common Stock") of Cade Industries, Inc., a Wisconsin corporation (the "Corporation"). The CUSIP number associated with such Common Stock is 127832-10-9. The address of the principal executive office of the Corporation is 5640 Enterprise Drive, Lansing, Michigan 48909.

 Item 2.  Identity and Background

      (a) (b) (c) and (f) This statement is being filed by the following entities:

      (1)  Advent International Corporation, a Delaware corporation;

      (2) Advent International Limited Partnership, a Delaware limited partnership;

      (3)  Adventact Limited Partnership, a Delaware limited partnership;

      (4)  Adhill Limited Partnership, a Delaware limited partnership;

      (5)  Adwest Limited Partnership, a Delaware limited partnership;

      (6)  Adval Limited Partnership, a Delaware limited partnership;

      (7) Advent International Technology Fund Limited Partnership, an Ontario, Canada limited partnership;

      (8)  Techno-Ventures Hong Kong Limited, a Hong Kong corporation;

      (9)  HKVIT Management Limited Partnership, a Delaware limited partnership;

     (10)  Hong Kong Venture Investment Trust, a Cayman Islands trust;

     (11) International Network Fund Limited Partnership, a Delaware limited partnership;

      The persons serving as directors and executive officers of Advent International Corporation and Techno-Ventures Hong Kong Limited are set forth on Schedule A hereto.

      The entities listed in subparagraphs (1) through (11) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person." Advent International Corporation ("Advent") is an investment advisory firm. Advent is the general partner of Advent International Limited Partnership ("AILP"). Adventact Limited Partnership, Adhill Limited Partnership, Adwest Limited Partnership, Adval Limited Partnership

 CUSIP No. 127382-10-9       Schedule 13D             Page 14 of 20


 and Advent International Technology Fund Limited Partnership are each venture capital investment funds the general partner of which is AILP. International Network Fund Limited Partnership is a venture capital investment fund the general partner of which is Advent. Techno-Ventures Hong Kong Limited ("TVHK") is a investment advisory firm. Advent and TVHK are the general partners of HKVIT Management Limited Partnership ("Management"). Hong Kong Venture Investment Trust is a venture capital investment fund the general partner of which is HKVIT Management. Except as otherwise stated on Schedule A hereto, the principal business address of all of the Reporting Persons is c/o Advent International Corporation, 101 Federal Street, Boston, MA 02110.

      (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

 Item 3.   Source and Amount of Funds or Other Consideration

      The Reporting Persons acquired the Corporation's Common Stock by exchanging their Pollux Corporation ("Pollux") common stock for the Corporation's Common Stock at a rate of 1:1.23048 pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") by and among Pollux, H.A.C. Corporation, the Corporation and Pollux Acquisition Corporation, dated as of May 24, 1994 and effective on November 30, 1994.

 Item 4.   Purpose of the Transaction.

      The Reporting Persons originally invested in Pollux, a privately-held company, over a period of time beginning in 1988. Effective November 30, 1994, pursuant to the Merger Agreement and following approval by the stockholder of both corporations, Pollux merged with and into a wholly-owned subsidiary of the Corporation. In the merger, the Reporting Persons' Pollux common stock was automatically converted into an aggregate of approximately 9% of the then-outstanding shares of the Corporation's Common Stock.

      The terms of the Merger Agreement provide for up to an additional 881,995 (361,687 in aggregate to the Reporting Persons) shares (the "Earnout Shares") of the Corporation's Common Stock to be issued to the former Pollux shareholders. The ultimate number of Earnout Shares issued is contingent upon the earnings of Pollux Acquisition Corporation exceeding certain benchmarks for the periods from November 30, 1994 to December 31, 1994; January 1, 1995 to December 31, 1995; and January 1, 1996 to December 31, 1996; respectively.
 Such Earnout Shares will be issued by the Corporation on the 20th business day following the date the Corporation publicly releases earnings for fiscal 1994, 1995 and 1996, respectively.

 CUSIP No. 127382-10-9       Schedule 13D             Page 15 of 20


      The Merger Agreement also required that Steven M. Tadler, a Senior Vice President of Advent International Corporation, be nominated for election as a director of Cade at the 1995 Annual Meeting of Shareholders of the Corporation held on May 2, 1995.

      The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional securities, or by disposing of all or a portion of the securities now held.

      Except to the extent set forth above in this Item 4, none of the Reporting Persons has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Corporation or any of its subsidiaries, (ii) any change in the Corporation's present Board of Directors or management, (iii) any material changes in the Corporation's present capitalization or dividend policy or any other material change in the Corporation's present business or corporate structure, (iv) any change in the Corporation's charter or by-laws, or (v) the Corporation's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

       (THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK)

 CUSIP No. 127382-10-9       Schedule 13D             Page 16 of 20


 Item 5.   Interest in Securities of the Issuer.

      (a) The following table sets forth the aggregate number and percentage (based upon the number of shares of Common Stock outstanding as of March
 14, 1995) of the Common Stock beneficially owned by each Reporting
 Person named in Item 2 of this statement. The aggregate number and percentage of the Common Stock beneficially owned by each Reporting
 Person is calculated in accordance with Rule 13d-3(d)(1).

                                                        Percentage
                                                        of Shares
 Reporting Person                         Common        Outstanding
 -----------------------------            ------        -----------

 Adventact Limited Partnership (1)        271,731          1.3%

 Adhill Limited Partnership (1)           218,977          1.0%

 Adwest Limited Partnership (1)           218,977          1.0%

 Adval Limited Partnership (1)            196,207          0.9%

 Advent International Technology
   Fund Limited Partnership (1)            73,617          0.3%
                                         --------          ---
 Advent International Limited
   Partnership (1)                        979,509          4.6%

 Hong Kong Venture Investment Trust (2)   122,558          0.6%
                                         --------          ---
 HKVIT Management Limited
   Partnership (2)                        122,558          0.6%
                                         --------          ---
 Techno-Ventures Hong Kong Limited (2)    122,558          0.6%
                                         --------          ---
 International Network Fund
   Limited Partnership (3)                833,191          3.9%
                                        ---------          ---
 Advent International Corporation       1,935,258          9.0%
                                        =========          ===
 Total Ownership of Group               1,935,258          9.0%


   (1) Advent is the General Partner of AILP which in turn is the General Partner of the indicated reporting persons. As such, Advent has the sole power to vote and dispose of the securities owned by the indicated reporting persons. The beneficial ownership of Advent and AILP derives from such power.

   (2) Advent and TVHK are General Partners of Management which serves as the trust manager of Hong Kong Venture Investment Trust. As such, Management has the power to vote and dispose of the securities of Hong Kong Venture Investment Trust. The beneficial ownership of Management and its General Partners derives from such power.

   (3) Advent is the General Partner of International Network Fund Limited Partnership ("INF"). As such, Advent has the sole power to

 CUSIP No. 127382-10-9       Schedule 13D             Page 17 of 20


 vote and dispose of the securities owned by INF. The beneficial ownership of Advent derives from such power.

      Of the 1,935,258 shares held in aggregate by the Advent International Group 330,172 are held in escrow. Some portion of these shares may be used to satisfy certain indemnification provisions of the Merger Agreement.

      (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

      (c) (d) (e) Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See Item 4.

 Item 7.   Material to be Filed as Exhibits.

   1. Power of Attorney for Techno-Ventures Hong Kong Limited.

                               SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


 June 7, 1995


 ADVENT INTERNATIONAL CORPORATION

 By:  Janet L. Hennessy
        Vice President          /s/ JANET L. HENNESSY
                                -----------------------------------

 ADVENT INTERNATIONAL LIMITED
   PARTNERSHIP

 By:  Advent International Corporation,
        General Partner

 By:  Janet L. Hennessy         /s/ JANET L. HENNESSY
        Vice President          -----------------------------------


 INTERNATIONAL NETWORK FUND LIMITED
   PARTNERSHIP

 By:  Advent International Corporation,
        General Partner

 By:  Janet L. Hennessy         /s/ JANET L. HENNESSY
        Vice President          -----------------------------------

 ADVENTACT LIMITED PARTNERSHIP

 By:  Advent International Limited
        Partnership, General Partner

 By:  Advent International Corporation,
        General Partner

 By:  Janet L. Hennessy         /s/ JANET L. HENNESSY
        Vice President          -----------------------------------

 CUSIP No. 127382-10-9       Schedule 13D             Page 18 of 20


 ADHILL LIMITED PARTNERSHIP

 By:  Advent International Limited
        Partnership, General Partner

 By:  Advent International Corporation,
        General Partner

 By:  Janet L. Hennessy         /s/ JANET L. HENNESSY
        Vice President          -----------------------------------

 ADWEST LIMITED PARTNERSHIP

 By:  Advent International Limited
        Partnership, General Partner

 By:  Advent International Corporation,
        General Partner

 By:  Janet L. Hennessy         /s/ JANET L. HENNESSY
        Vice President          -----------------------------------

 ADVAL LIMITED PARTNERSHIP

 By:  Advent International Limited
        Partnership, General Partner

 By:  Advent International Corporation,
        General Partner

 By:  Janet L. Hennessy         /s/ JANET L. HENNESSY
        Vice President          -----------------------------------

 TECHNO-VENTURES HONG KONG LIMITED

 By:  Janet L. Hennessy         /s/ JANET L. HENNESSY
        Attorney-in-Fact        -----------------------------------

 HKVIT MANAGEMENT LIMITED PARTNERSHIP

 By:  Advent International Corporation,
        General Partner

 By:  Janet L. Hennessy         /s/ JANET L. HENNESSY
        Vice President          -----------------------------------


 HONG KONG VENTURE INVESTMENT TRUST

 By:  HKVIT Management Limited
        Partnership, Trust Manager

 By:  Advent International Corporation,
        General Partner

 By:  Janet L. Hennessy         /s/ JANET L. HENNESSY
        Vice President          -----------------------------------

 ADVENT INTERNATIONAL TECHNOLOGY
   FUND LIMITED PARTNERSHIP

 By:  Advent International Limited
        Partnership, General Partner

 By:  Advent International Corporation,
        General Partner

 By:  Janet L. Hennessy         /s/ JANET L. HENNESSY
        Vice President          -----------------------------------

 CUSIP No. 127382-10-9       Schedule 13D             Page 19 of 20


                              SCHEDULE A


   The name and present principal occupation of each executive officer and director of Advent International Corporation and Techno-Ventures Hong Kong Limited are set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 101 Federal Street, Boston, Massachusetts 02110. The business address of each executive officer and director of Techno-Ventures Hong Kong Limited is c/o Techno-Ventures Hong Kong Limited, Suite 3322, 33rd Floor, Two Pacific Place, 88 Queensway, Hong Kong. All of the persons listed below are United States citizens except for Messrs. Christopher LEONG, William FUNG, and WONG, who are citizens of Great Britain, and Messr. LIU who is a citizen of the Republic of China.

 I.   Advent International Corporation
                                     Position with                          Principal
                                 Advent International                       Occupation
 Name                                Corporation                          (if different)
 ----                            --------------------                     --------------
 Peter A. Brooke                        Chairman
                                 Chief Executive Officer
                                       President

 Thomas R. Armstrong                    Director
                                 Executive Vice President
                                    Chief Operating Officer

 Thomas H. Lauer                   Senior Vice President
                                   Chief Financial Officer

 Douglas R. Brown                   Senior Vice President
                                  Chief Investment Officer

 Mark Hoffman                           Director                           Chief Executive
                                                                             Officer of
                                                                       Hamilton Lunn Limited

 Frank Savage                           Director                            Senior Vice
                                                                            President of
                                                                           Equitable Life
                                                                          Assurance Society
                                                                           Vice Chairman of
                                                                           Equitable Capital
                                                                            Management Corp.



 II.  Techno-Ventures Hong Kong Limited
                                      Position with                             Principal
                                     Techno-Ventures                            Occupation
 Name                               Hong Kong Limited                         (if different)
 ----                               -----------------                         --------------
 Victor FUNG Kwok King                   Director                            Executive Director
                                                                             of Li & Fung Ltd.
 Christopher LEONG Ka Cheong        Executive Director

 Martin TANG Yue-Nien                    Director                                 Merchant

 William FUNG Kwok Lun                   Director                                 Merchant

 WONG Kwong Chi                     Executive Director

 LIU Jung Hsi                            Director                                 Merchant

 James Lyall Stuart                      Executive
                                    Alternate Director